UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Rochelle van Halm
Tel. +1-604-451-2700
Fax. +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

Paving the Road to Profitability:

CreoScitex Announces New Consulting Services

PRINT '01 Chicago, IL (September 6, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE) announces the formation of the Consulting Services Group to offer new services to printers eager to master today's sophisticated prepress technology and maximize profitability from their investment.

The Consulting Services Group will help customers unlock the value of implementing a digital manufacturing process. This value comes from increased efficiency, consistency in print quality, and higher quality standards. The Group is an integral part of a broader Customer Services and Solutions initiative focused on the business success of CreoScitex customers. CreoScitex Customer Services and Solutions will assist customers in managing rapid change while minimizing risks to ensure their business goals are achieved.

The Consulting Services Group has extensive experience in the printing industry, including Heatset, Web, Coldset and Sheetfed pressrooms as well as the Commercial, Directory and Packaging marketplaces. The group will offer services to help manage systematic change to the printing process, such as implementing FM and Pantone Hexachrome® printing. The group's expertise in press calibration through remote print diagnostic and calibration will assist printers eager to bring the quality of Staccato™ Stochastic (FM) screening to their customers.

The Group follows a systematic approach in controlling color and will leverage the power of CreoScitex color tools such as Profile Wizard™ color management software and Harmony™ tonal calibration software to help printers better meet their customers' requirements.

"Each customer has unique business goals," says Roger Lines, Corporate Vice President, Customer Services and Solutions. CreoScitex Consulting Services will address each printer's unique requirements and offer a tailor-made solution. A streamlined process will help customers become more efficient-with faster turnaround time and increased production capacity. The group will also help meet print buyers' expectations and ensure that they are satisfied. "

Each day during Print '01 in the CreoScitex theater at Booth 5710, CreoScitex will make presentations on color communication tools, Staccato™ FM Screening software, SQUAREspot™ thermal imaging heads, services, and more. The print experts from CreoScitex are helping printers gain consistent control of their manufacturing process and meeting the ever-changing demands of print buyers.

These services are currently available in North America. For more information please contact your local sales representative.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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Contacts:
CreoScitex (Headquarters) Rochelle van Halm Tel: +1-604-451-2700 Fax: +1-604-437-9891 Email: rochell_van_halm@creoscitex.com	CreoScitex (America) Holly Hokrein Tel: +1-781-280-7331 Fax: +1-781-275-3430 Email: holly_hokrein@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: September 6, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary